[redacted]

08031159

S. ... MMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52801 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S Kirkwood Road, Suite 300
(No. and Street)

St Louis, MO 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Smith 314-966-0033
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James L Gordon, CPA, PA
(Name – *if individual, state last, first, middle name*)

727 Poyntz Avenue, Manhattan, KS 66502
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
APR 2 2008
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James Matush, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

CAROL J. CAMPEY
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: March 17, 2009
Commission #05414355

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. (Balance Sheet)
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note D)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Trinity Wealth Securities, LLC**

**TABLE OF CONTENTS**

**December 31, 2007 and 2006**

**FINANCIAL STATEMENTS**



**SUPPLEMENTAL INFORMATION**

# James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

**INDEPENDENT AUDITOR'S REPORT**

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

I have audited the accompanying balance sheets of Trinity Wealth Securities, LLC (a limited liability company) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 9 of my report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James L. Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2008

# Trinity Wealth Securities, LLC
# Balance Sheets
# December 31,

| | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash in bank | $45,702.30 | $32,531.49 |
| Due from related parties | 0.00 | 30.00 |
| Commissions receivable | 33,153.64 | 6,265.49 |
| **Total Assets** | $ 78,855.94 | $ 38,826.98 |
| **Liabilities and Members' Equity** | | |
| **Current Liabilities** | | |
| Commissions payable | $16,246.82 | $3,132.75 |
| **Members' Equity** | 62,609.12 | 35,694.23 |
| **Total Liabilities and Members' Equity** | $78,855.94 | $38,826.98 |

See accompanying notes to financial statements.

# Trinity Wealth Securities, LLC
# Statements of Income
# For the Years Ended December 31,

| | 2007 | 2006 |
|---|---|---|
| **Sales** | | |
| Commissions received | $508,384.26 | $231,486.60 |
| **Expenses** | | |
| Office expense | 10.50 | 0.00 |
| Commissions paid | 795.71 | 101.88 |
| Bank charges | 0.00 | 8.00 |
| Insurance | 200.00 | 1,070.00 |
| Professional fees | 3,494.00 | 3,824.00 |
| Licenses and permits | 8,726.00 | 1,094.00 |
| **Total Expenses** | 13,226.21 | 6,097.88 |
| **Operating Income** | 495,158.05 | 225,388.72 |
| **Other Income** | | |
| NASD refund from FINRA buyout | 35,000.00 | 0.00 |
| Refund of safety deposit fee | 30.00 | 0.00 |
| **Total Other Income** | 35,030.00 | 0.00 |
| **Net Income Before Members' Commissions** | 530,188.05 | 225,388.72 |
| **Other Expenses** | | |
| Commissions paid to members | 114,467.87 | 90,093.49 |
| **Net Income** | $415,720.18 | $135,295.23 |

See accompanying notes to financial statements.

# Trinity Wealth Securities, LLC
# Statements of Changes in Members' Equity
# For the Years Ended December 31,

| | 2007 | 2006 |
|---|---|---|
| **Equity at Beginning of Year** | $35,694.23 | $60,071.33 |
| Net income | 415,720.18 | 135,295.23 |
| Distributions | (388,805.29) | (159,673.02) |
| **Equity at End of Year** | $62,609.12 | $35,694.23 |

See accompanying notes to financial statements.

# Trinity Wealth Securities, LLC
# Statements of Cash Flows
# For the Years Ended December 31,

| | 2007 | 2006 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $415,720.18 | $135,295.23 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Commissions receivable | (26,888.15) | 14,411.09 |
| Due from related parties | 30.00 | (30.00) |
| Commissions payable | 13,114.07 | (7,205.54) |
| **Net Cash Provided by Operating Activities** | 401,976.10 | 142,470.78 |
| **Cash Flows Used in Financing Activities** | | |
| Distributions | (388,805.29) | (159,673.02) |
| **Change in Cash** | 13,170.81 | (17,202.24) |
| **Cash at Beginning of Year** | 32,531.49 | 49,733.73 |
| **Cash at End of Year** | $45,702.30 | $32,531.49 |

**Supplemental Disclosures of Cash Flow Information**

No cash was paid for interest or taxes in 2007 or 2006

See accompanying notes to financial statements.

## NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business Activities:** The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

**Security Trading:** On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

**Basis of Accounting:** The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

**Commissions Receivable and Payable:** Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2007 and 2006 all of the Company's commissions receivable and payable were less than 30 days old.

**Income Taxes:** The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

**Use of Estimates:** Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

**Personnel Policies:** The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions are paid to members on Trinity Benefits Group (TBG) income (see Note B).

## NOTE B--MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS

Member capital is as follows:

| 2006 | Beginning Balance | Sales | Prior Year Comm Pay | Current Year Comm Pay | Cash Paid to Members | Ending Balance |
|---|---|---|---|---|---|---|
| James Matush, Jr. | $36,776.33 | $115,825.01 | $5,312.74 | ($1,609.88) | ($137,349.06) | $18,955.14 |
| Alan Smith | 7,127.00 | 50,863.47 | 2,333.04 | (706.97) | (53,062.48) | 6,554.06 |
| Jim Evens | 7,097.00 | 26,397.53 | 1,210.82 | (366.91) | (30,490.13) | 3,848.31 |
| Eric Steiner | 6,181.00 | 24,770.22 | 1,136.18 | (344.29) | (28,270.32) | 3,472.79 |
| Tom Grady | 2,890.00 | 7,532.49 | 345.51 | (104.70) | (7,799.37) | 2,863.93 |
| | $60,071.33 | $225,388.72 | $10,338.29 | ($3,132.75) | ($256,971.36) | $35,694.23 |
| **2007** | | | | | | |
| James Matush, Jr. | $18,955.14 | $244,493.56 | $1,609.88 | ($7,492.14) | ($226,789.54) | $30,776.90 |
| Alan Smith | 6,554.06 | 143,118.43 | 706.97 | (4,385.65) | (131,712.31) | 14,281.50 |
| Jim Evens | 3,848.31 | 60,886.27 | 366.91 | (1,865.77) | (56,487.38) | 6,748.34 |
| Eric Steiner | 3,472.79 | 66,101.20 | 344.29 | (2,025.57) | (60,314.61) | 7,578.10 |
| Tom Grady | 2,863.93 | 15,588.59 | 104.70 | (477.69) | (14,855.25) | 3,224.28 |
| | $35,694.23 | $530,188.05 | $3,132.75 | ($16,246.82) | ($490,159.09) | $62,609.12 |

## NOTE B--MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS-Cont'd

In 2004 Jim Evens, Tom Grady, Alan Smith and Eric Steiner (TBG) became members of the Company. Prior to their admittance to the LLC payments to Evens, Grady, Smith and Steiner had been reported as commissions paid via 1099. Payments to Matush had been reported as a member distribution. At the request of the NASD the Company has continued this reporting:

Payments to members for TBG income are treated as commissions. The base rate is 50%. Additional commissions of 5% are paid to a passive referrer, 15% to an active referrer and 20% to the principal advisor. It is possible for the same person to perform all of these roles.

Payments to members for TWS income are reported as distributions.

For tax purposes all payments to members are reported as distributions:

| | 2007 | 2006 |
|---|---|---|
| Distributions to Trinity Benefits Groups (reported as expense) | $114,467.87 | $90,093.49 |
| Distributions to members (reported as member draws) | 388,805.29 | 159,673.02 |
| Total distributions to members | $503,273.16 | $249,766.51 |

The Company prepares its tax return on the cash basis of accounting. The reconciliation of book to tax is:

| | 2007 | 2006 |
|---|---|---|
| Total distributions to members per book (accrual) | $503,273.16 | $249,766.51 |
| Prior year commissions payable | 3,132.75 | 10,338.29 |
| Current year commissions payable | (16,246.82) | (3,132.75) |
| Total distributions to members per tax (cash) | $490,159.09 | $256,972.05 |

The members of the Company are also members of Trinity Wealth Advisors, LLC. The company utilizes the offices and salaried personnel of Trinity Wealth Advisors, LLC at no cost.

At December 31, 2006 Trinity Wealth Advisors, LLC owed the Company $950.00 for a check that was deposited into the wrong bank account. This amount is included in commission receivable.

At December 31, 2006 Alan Smith, a member, owed the Company $30.00 for registration fees paid by the Company on his behalf.

## NOTE C--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2007 the Company had net capital of $62,609.12. ($57,609.12. in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 25.95%. On December 31, 2006 the Company had net capital of $35,664.23. ($30,664.23 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 8.78%.

## NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2007 and 2006, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

## NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on my computation of net capital under Rule 15c3-1, as of December 31, 2007 and 2006 there were no material differences with respondent's unaudited report.

# SUPPLEMENTAL INFORMATION

# Trinity Wealth Securities, LLC
# Computation of Net Capital Pursuant to Rule 13c3-1(1)
# December 31,

| | 2007 | 2006 |
|---|---|---|
| **Net Capital** | | |
| Ownership equity | $62,609.12 | $35,694.23 |
| Less non-allowable assets | 0.00 | 30.00 |
| **Total Allowable Capital** | 62,609.12 | 35,664.23 |
| Less haircuts on investments (none) | 0.00 | 0.00 |
| **Total Net Capital** | 62,609.12 | 35,664.23 |
| **Minimum Net Capital Requirement** | (5,000.00) | (5,000.00) |
| **Excess Over Minimum Net Capital Requirement** | $57,609.12 | $30,664.23 |
| **Total Aggregate Indebtedness** | $16,246.82 | $3,132.75 |
| **Ratio of Aggregate Indebtedness to Net Capital** | 25.95% | 8.78% |

See independent auditor's report

# James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

In planning and performing my audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United State of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal occurs of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James L Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2008

# James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

## INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

I have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Trinity Wealth Securities, LLC. as of December 31, 2007 and 2006 and have issued my report thereon dated March 26, 2008

In planning and performing my audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the year ended December 31, 2007 and 2006, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James L. Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2008

END